UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 7, 2005

Daybreak Mines, Inc.
(Exact Name of Registrant as Specified in its Charter)

Washington	000-50107	91-0626366
(State or Other Jurisdiction of Incorporation or Organization)	**(Commission File Number)**	**(I.R.S. Employer Identification Number)**

805 Mullan Avenue, PO Box 370, Osburn ID	83849
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (208) 556-1139ex2

(Former Name or Former Address if Changed Since Last Report)

ITEM 4.01   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

(a) (1) Previous Independent Accountant

(i)   On January 7, 2006, the Registrant's independent auditor, DeCoria, Maichel & Teague (DMT), resigned.

(ii)   DMT conducted the Registrant's audits for the years ended February 29, 2004 and February 28, 2003. In those reports there were no adverse opinions or disclaimers of opinion nor were they modified as to uncertainty, audit scope or accounting principles, with the exception of a statement regarding the uncertainty of the Registrant's ability to continue as a going concern.

(iii)   The Board of Directors accepted the resignation of DMT.

(iv)   <r>During the audited fiscal years ended February 29, 2004 and February 28, 2003 and the subsequent interim period through the date of resignation, there were no disagreements with DMT on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.</r>

(v)   DMT has not advised the Company of any reportable events as defined in paragraph (A) through (D) of Regulation S-K Item 304 (a) (1) (v).

(2) New Independent Accountants

Daybreak Mines, Inc. has engaged Kabani & Company ("Kabani") as its independent auditors to provide the requisite audit services for the Company. This firm commenced its engagement effective January 12, 2005 as requested and approved by the Company's Board of Directors. At the time of reporting there has been no need to consult the new auditor on any matters relating to Item 304 (2)(i) or any events as defined in paragraph (A) through (D) of Item 304 (2)(ii). The Registrant did not consult with Kabani on any matter at any time prior to the engagement.

(b)   No conditions in paragraphs (b)(1) through (b)(3) of this Item exist to report.

Item 9.01   Financial Statements, Pro Forma Financial Information and Exhibits.

(c) Exhibits

16.1   Resignation letter of DeCoria, Maichel & Teague.

16.2   Letter from the former independent accountant in connection with the disclosure under Item 4 of this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

DAYBREAK MINES, INC.
(Registrant)



By:

_____
   Robert Martin, President

Dated: February 23, 2005

Exhibit 16.1

DECORIA,
MAICHEL
& TEAGUE
A PROFESSIONAL SERVICES FIRM

January 7, 2005

Daybreak Mines, Inc.
P.O. Box 370
Osburn, ID 83849

Dear Mr. Lavigne:

This is to confirm that the client-auditor relationship between Daybreak Mines, Inc. (Commission File Number 0-50107) and DeCoria, Maichel & Teague P.S. has ceased. Thank you for allowing our firm to serve you.

Sincerely,



DeCoria, Maichel & Teague P.S.

CC: Office of the Chief Accountant
SECPS Letter File
Securities and Exchange Commission
Mail Stop 9-5
450 Fifth Street, N.W.
Washington, D.C. 20549
VIA FACSIMILE: 202-942-9656

Exhibit 16.2

**DeCoria,
Maichel
& Teague**
A PROFESSIONAL SERVICES FIRM

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read the statements made under Item 4 of the report on Form 8-K/A
(Amendment No. 1) of Daybreak Mines, Inc. dated January 7, 2005, and have the
following comments:

We have read Item 4.01 (a) of Form 8-K/A (Amendment No. 1) dated January 7, 2005 of
Daybreak Mines Inc. and are in agreement with the statements contained in Item 4(a)
therein. We have no basis to agree or disagree with other statements of the registrant
contained therein.

Very truly yours,



DeCoria, Maichel & Teague P.S

Spokane, Washington
January 24, 2005